UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 1 December, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 1 December 2021: Dealings in securities of Sasol by a director of its major subsidiaries

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

DEALINGS IN SECURITIES OF SASOL BY A DIRECTOR OF ITS MAJOR SUBSIDIARIES

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (“Listings
Requirements”), the following information is disclosed relating to dealings in securities of Sasol by a director of its major subsidiaries.

In terms of the Sasol Long-Term Incentive Plan (Plan), the person below has sold shares previously awarded and accepted and which have vested in terms of the rules of the Plan on 29 November
2021. Participants have the option to retain all shares, sell sufficient shares to cover the tax liability and retain the balance of shares or to sell the vested shares.
Transaction date:
29 November 2021
Class of securities:
Sasol ordinary shares
Initial issue price per share:
R0,00
Nature of transaction:
Sale of vested shares on-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Selling Price
per share
(ZAR)
Total value of
the transaction
(ZAR)
Nndwammbi, G N
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
2 974 R 260.15 R 773 686.10

The highest and lowest prices, as well as volume weighted average price (VWAP) for the day of trading are as follows:
Highest price:
R261.10
Lowest price:
R260.00
VWAP:
R260.1552

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

1 December 2021
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 December 2021 By: /sgd/M du Toit
Name: GM du Toit
Title: Group Company Secretary